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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                              PENNACO ENERGY, INC.
                           (NAME OF SUBJECT COMPANY)

                              PENNACO ENERGY, INC.
                       (NAME OF PERSONS FILING STATEMENT)
                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)
                             ---------------------

                                   708046107
                     (CUSIP Number of Class of Securities)
                             ---------------------

                                  PAUL M. RADY
                              PENNACO ENERGY, INC.
                          1050 17TH STREET, SUITE 700
                             DENVER, COLORADO 80265
                                 (303) 629-6700
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)
                             ---------------------

                                With copies to:
                             DAVID P. OELMAN, ESQ.
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                               1001 FANNIN STREET
                              HOUSTON, TEXAS 77002
                                 (713) 758-2222

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

                       AMENDMENT NO. 2 TO SCHEDULE 14D-9

     Pennaco Energy, Inc. (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on January 8, 2001 and amended and supplemented by Amendment No. 1 thereto dated January 12, 2001 (as so amended and supplemented, the "Schedule 14D-9"). The Schedule 14D-9 relates to an offer by Marathon Oil Acquisition 1, Ltd., a Delaware corporation (the "Purchaser"), which is a direct wholly owned subsidiary of Marathon Oil Company ("Marathon"), an Ohio corporation, which is a direct wholly owned subsidiary of USX Corporation, a Delaware corporation ("USX"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of the Company, together with the associated common share purchase rights issued pursuant to the Rights Agreement dated as of February 24, 1999, as amended as of December 22, 2000, between the Company and Computershare Investor Services, L.L.C., as rights agent (collectively with the Common Stock, the "Shares"), at $19.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2000 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

     Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

          Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating subsection (b) Reasons -- Background of the Offer to read in its entirety as follows:

     Background of the Offer. From time to time, the Company has been the subject of informal inquiries regarding a possible acquisition or other business combination transaction. On September 8, 2000, Mr. Douglas E. Brooks,
Manager -- Business Development for the Rocky Mountain Region of Marathon, made such an initial inquiry to Mr. Paul M. Rady, Chairman of the Board, President and Chief Executive Officer of the Company. In response to the inquiry, the Company provided representatives of Marathon with various materials containing publicly available information about the Company's operations.

     On November 8, 2000, Mr. Clarence P. Cazalot, President of Marathon, contacted Mr. Rady to express Marathon's interest in acquiring the Company and to explore business combination options. On November 10, 2000, Mr. Rady and Mr. Glen C. Warren, Jr., Executive Vice President, Chief Financial Officer and Director of the Company, met in Houston, Texas with Mr. Cazalot, Mr. Steven B. Hinchman, Senior Vice President -- Operations of Marathon, and Mr. Richard J. Murphy, Manager -- Mergers and Acquisitions of Marathon, to discuss a potential acquisition transaction. The parties agreed to further explore a possible transaction over the next 30 days. The Company agreed at that time to provide Marathon with information concerning the Company's operations pursuant to the terms of a confidentiality agreement dated as of November 15, 2000.

     On November 16 and 17, 2000, representatives of Marathon met with members of the Company's senior management team in Denver, Colorado for an initial due diligence session. Throughout the latter half of November and the first half of December 2000, Marathon conducted a due diligence review of the Company and its operations.

     As a result of the preliminary discussions with Marathon, as well as other informal inquiries that had been received from time to time, the Company determined in late November 2000 to interview several investment banking firms in order to retain a financial advisor, which would assist the Company with any potential transaction with Marathon, as well as any other inquiries that might be received or solicited.

     On December 8, 2000, Mr. Cazalot discussed with Mr. Rady Marathon's initial valuation of the Company of $17.00 per Share. After receiving this initial indication of interest, the Board held a special meeting on the same day to discuss a potential transaction with Marathon. The Board was advised of Marathon's indication of interest and the amount of its initial valuation and determined that the valuation was not acceptable. However, the Board authorized the officers of the Company to continue discussions with Marathon's representatives. Following this meeting, Company representatives held additional discussions and provided additional due diligence materials to Marathon's representatives. On December 14, 2000, the Company's senior management was advised of a revised indication of interest from Marathon at an increased offer price of $19.00 per Share. At a regularly scheduled meeting of the Board held on the same date, the Board was advised of this revised indication of interest and of the status of the continuing discussions with Marathon. At this meeting, the Board authorized continued discussions with representatives of Marathon, authorized the engagement of Lehman Brothers Inc. ("Lehman Brothers") to act as its financial advisor with respect to the proposed transaction and authorized the appropriate officers of the Company to engage legal counsel.

     On December 15, 2000, following continued negotiations between senior representatives of Marathon and the Company, the representatives of the parties reached a tentative agreement as to the principal economic terms of the transaction, subject to finalizing Marathon's due diligence, negotiation of a definitive agreement and the approval of each party's board of directors. The Company directed its counsel to prepare an initial draft of the Merger Agreement, which was circulated to Marathon and its representatives on December 18, 2000. Lehman Brothers conducted formal due diligence with the Company's senior management in Denver, Colorado on December 18, 2000. Between December 18 and 22, 2000, representatives of Marathon conducted a further due diligence review of the Company and its operations.

     On December 19, 2000, the Board held a special meeting to again discuss the terms of the proposed transaction. Representatives of Lehman Brothers were also present at the meeting and described the role Lehman Brothers would play in connection with the continued discussions with Marathon and the fairness analysis Lehman Brothers would undertake to deliver. Representatives of the Company's counsel were also present and described the legal issues surrounding a proposed transaction, as well as the terms of the transaction contained in the initial draft of the Merger Agreement that had been delivered to Marathon and its legal counsel. The Board directed the appropriate officers of the Company, assisted by Lehman Brothers, as well as Company counsel, to continue negotiations with Marathon and its representatives. Following this meeting, representatives of the Company and Marathon proceeded to negotiate, in detail, the terms of the proposed transaction, including at meetings and conference calls held December 20, 21 and 22, 2000.

     On December 22, 2000, the Board held a special meeting to review and discuss with the Company's management and legal and financial advisors the terms of the proposed acquisition and the applicable agreements. At this meeting, Lehman Brothers reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (confirmed in writing) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $19.00 per Share cash consideration to be received in the Offer and the Merger by the Company's stockholders (other than the Company, the Purchaser and Marathon) was fair, from a financial point of view, to such holders. Also at this meeting, the Company's counsel, gave an update with respect to various legal aspects of the transaction. At the conclusion of this meeting, the Board unanimously approved the Offer, the Merger and the Merger Agreement, determined that the Offer, the Merger and the Merger Agreement are advisable and fair to and in the best interests of the Company's stockholders, and recommended that the stockholders accept the Offer and tender their Shares pursuant thereto.

     The Merger Agreement was thereafter finalized and executed after the closing of trading on December 22, 2000, and a joint press release announcing the proposed Offer and the Merger was issued by the Company and Marathon.

     On December 27, 2000, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that it had entered into the Merger Agreement, which included as an exhibit a publicly available copy of the Merger Agreement.

     On January 8, 2001, the Purchaser commenced the Offer. Since commencement of the Offer, neither the Company nor Lehman Brothers has received any inquiries from other parties regarding a possible acquisition or other business combination transaction.

     For additional information regarding the background of the Offer, please read Section 11 of the Offer to Purchase, which is incorporated herein by reference.

          Item 4 is further amended and supplemented by adding the following paragraphs to the end of subsection (b) Reasons:

     Opinion of Financial Advisor. Lehman Brothers has acted as financial advisor to the Company in connection with the proposed transaction. On December 22, 2000, Lehman Brothers rendered its opinion to the Board that as of such date, from a financial point of view, the cash consideration of $19.00 per Share to be offered by Marathon to the Company's stockholders in connection with the proposed transaction was fair to such stockholders.

     THE FULL TEXT OF LEHMAN BROTHERS' OPINION DATED DECEMBER 22, 2000 WAS INCLUDED AS ANNEX B TO THE SCHEDULE 14D-9 ORIGINALLY FILED ON JANUARY 8, 2001 AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF THE COMPANY'S COMMON STOCK MAY READ LEHMAN BROTHERS' OPINION FOR A DISCUSSION OF THE PROCEDURES FOLLOWED, FACTORS CONSIDERED, ASSUMPTIONS MADE AND QUALIFICATIONS AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN CONNECTION WITH ITS OPINION.

     LEHMAN BROTHERS' ADVISORY SERVICES AND OPINION WERE PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE PROPOSED TRANSACTION. LEHMAN BROTHERS' OPINION IS NOT A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO WHETHER TO ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. LEHMAN BROTHERS WAS NOT REQUESTED TO OPINE AS TO, AND ITS OPINION DOES NOT ADDRESS, THE COMPANY'S UNDERLYING BUSINESS DECISION TO PROCEED WITH OR EFFECT THE MERGER.

     In arriving at its opinion, Lehman Brothers reviewed, among other things:

     - the Merger Agreement and the specific terms of the proposed transaction;

     - publicly available information concerning the Company that Lehman Brothers believed to be relevant to its analysis, including the Company's Annual Report for the year ended December 31, 1999 and the Company's Quarterly Report for the period ended September 30, 2000;

     - a reserve report prepared by the Company detailing certain estimates of proved reserves and future production, revenue, operating costs and capital investment for the Company as of June 30, 2000;

     - a schedule prepared by the Company's management of the Company's estimated probable and possible reserves as of June 30, 2000;

     - financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman Brothers by the Company, including financial projections for the Company for the period from 2000 through 2005;

     - a trading history of the Company's common stock from December 19, 1999 to December 19, 2000 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the financial terms of the proposed transaction with the financial terms of certain other oil and gas transactions that Lehman Brothers deemed relevant; and

     - a review of the Company's current liquidity position and short term capital requirements with the management of the Company.

     In addition, Lehman Brothers had discussions with the management of the Company concerning the Company's business, operations, assets, financial condition, prospects, reserves, production profile and exploration programs and undertook such other studies, analyses and investigations that Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and the estimates of future production, revenue, operating costs and capital investment for the Company, each as prepared by the Company, upon advice of the Company, Lehman Brothers assumed that such projections and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future performance of the Company, and that the Company will perform substantially in accordance with such projections and estimates. However, for purposes of its analysis, Lehman Brothers also considered certain somewhat more conservative assumptions which resulted in certain adjustments to the projections and estimates of the Company. Lehman Brothers discussed these adjusted projections and estimates with the management of the Company and the Company's management agreed with the appropriateness of the use of such adjusted projections and estimates by Lehman Brothers in performing its analysis. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. In addition, the Board did not authorize Lehman Brothers to solicit, and Lehman Brothers has not solicited, any indications of interest from any third parties with respect to the purchase of all or a part of the Company's business. Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, December 22, 2000.

     No limitations were imposed by the Company on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the cash consideration of $19.00 per Share to be offered to the Company's stockholders in the proposed transaction on the basis of the analysis described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses could actually be sold.

  Valuation Analysis

     Lehman Brothers performed a valuation of the Company using the following methodologies: net asset valuation analysis, comparable companies analysis and comparable transactions analysis. Each of these methodologies was used to generate a reference enterprise value range for the Company. The enterprise value range was adjusted for appropriate on and off balance sheet assets and liabilities to arrive at an equity value range (in aggregate dollars). The equity value range was divided by fully diluted shares outstanding which is comprised of primary shares, outstanding options and outstanding warrants. The per share equity value ranges were then compared to the $19.00 per Share cash consideration to be offered to the Company's stockholders in the Offer. The implied per share equity values derived using the various valuation methodologies described above supported the conclusion that the consideration to be received by the Company's stockholders was fair, from a financial point of view, to such stockholders.

     The various valuation methodologies noted above and the implied per share equity values derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses. Considering the implied per share equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                   SUMMARY DESCRIPTION OF VALUATION
VALUATION METHODOLOGY                         METHODOLOGY              IMPLIED EQUITY VALUE PER SHARE
---------------------              ---------------------------------   ------------------------------
NET ASSET VALUATION ANALYSIS.....  Net present valuation of
                                   after-tax cash flows generated by
                                   proved reserves using selected
                                   hydrocarbon pricing scenarios and
                                   discount rates plus evaluation of
                                   probable reserves and other
                                   assets and liabilities
                                   -- Case I Gas Prices                        $ 6.27-$ 8.31
                                   -- Case II Gas Prices                       $12.14-$15.24
                                   -- Case III Gas Prices                      $15.14-$18.89

COMPARABLE COMPANIES ANALYSIS....  Market valuation benchmark based on the common stock trading
                                   multiples of selected comparable
                                   companies for selected financial
                                   and asset-based measures
                                   excluding incorporation of a
                                   control premium                             $13.21-$17.44

                                   Comparable companies valuation
                                   analysis incorporating a 15%
                                   control premium                             $15.19-$20.06

COMPARABLE TRANSACTIONS
  ANALYSIS.......................  Market valuation benchmark based
                                   on consideration paid in selected           $ 8.98-$11.10
                                   comparable transactions
CONSIDERATION TO BE RECEIVED BY
  THE COMPANY'S STOCKHOLDERS IN
  THE OFFER......................                                                  $19.00

     Net Asset Valuation Analysis. Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from the Company's proved reserves as of January 1, 2001 based on estimated reserves, production cost estimates and a range of discount rates and assuming a tax rate of 38%, all as provided by the Company's management and discussed with the Company's management. Lehman Brothers added to such estimated values for proved reserves assessments of the value of certain other assets and liabilities of the Company, including probable and possible reserves and other land and acreage. Identified probable and possible reserves were assessed based on the results of the evaluation of proved undeveloped reserves with certain additional adjustments to reflect the risk profile of the probable and possible reserves. Additional land and acreage was assessed using a range of multiples as determined by Lehman Brothers through discussions with the Company's management. The net asset valuation analysis was performed under three natural gas price scenarios (Case I, Case II and Case III) which are described below.

     The natural gas price forecasts employed by Lehman Brothers were based on New York Mercantile Exchange ("NYMEX") price forecasts (Henry Hub, Louisiana delivery) from which adjustments were made to reflect location and quality differentials. NYMEX gas price quotations are stated in heating value equivalents per million British Thermal Units ("MMBtu"), which are adjusted to reflect the value per thousand cubic feet ("MCF") of gas. The table below presents a summary of natural gas price forecasts employed by Lehman Brothers for each pricing case.

                                                                    ESCALATION   PRICE      COST
HENRY HUB ($/MMBTU)                         2001E   2002E   2003E   THEREAFTER    CAP    ESCALATION
-------------------                         -----   -----   -----   ----------   -----   ----------
Case I....................................  $3.00   $2.90   $2.80       --         N.A       --
Case II...................................  $5.00   $4.15   $3.50       --         N.A       --
Case III..................................  $6.07   $4.37   $3.86      1.5%      $5.00      1.5%

     Case I reflects an estimate developed by Lehman Brothers, in consultation with the Company, of future natural gas prices which commercial banks and other lenders might have considered, as of December 19, 2000, in determining borrowing bases for exploration and production companies. Case II reflects the published natural gas price forecasts employed as of December 19, 2000 by Lehman Brothers' equity research department in developing earnings and cash flow estimates for exploration and production companies for which they publish research. Case III reflects, for each of the three years shown, forward-market prices as of December 19, 2000 for natural gas. These prices were determined by averaging the 12 monthly NYMEX natural gas futures contracts for each of the three years. In each of the price cases, adjustments are made to account for heating content of the gas and costs related to gathering, processing and transportation.

     The net asset valuation analysis resulted in implied per share equity values of $6.27 to $8.31 for Case I; $12.14 to $15.24 for Case II; and $15.14 to $18.89 for Case III. The consideration of $19.00 per Share to be received by the Company's stockholders in the Offer exceeds the high end of this overall valuation range.

     Comparable Companies Analysis. Lehman Brothers reviewed the public stock market trading multiples for selected exploration and production companies including:

     - Barrett Resources Corporation

     - Burlington Resources Inc.

     - Cross Timbers Oil Company

     - EOG Resources, Inc.

     - Evergreen Resources, Inc.

     - HS Resources, Inc.

     - Louis Dreyfus Natural Gas Corp.

     - Prima Energy Corporation

     - Tom Brown, Inc.

Using publicly available information, Lehman Brothers calculated and analyzed the adjusted capitalization multiples of certain historical and projected financial and operating criteria such as earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("EBITDE"), proved reserves, net income and discretionary cash flow. The adjusted capitalization of each company was obtained by adding its long-term debt to the sum of the market value of the common equity, the value of its preferred stock and the book value of any minority interest, minus cash balance. The appropriate projected 2000, 2001 and 2002 EBITDE multiple ranges were determined to be 6.0x to 7.0x, 4.5x to 5.5x, and 4.0x to 5.0x, respectively. Proved reserve multiple ranges were determined to be $1.50 to $1.70 per thousand cubic feet of gas equivalent ("Mcfe"); the multiples were applied to the Company's management's internal reserve estimates as of July 1, 2000. The appropriate projected 2000, 2001 and 2002 net income multiple ranges were determined to be 15.0x to 18.0x, 10.0x to 12.0x, and 9.0x to 11.0x, respectively. The appropriate projected 2000, 2001 and 2002 discretionary cash flow multiple ranges were determined to be 5.5x to 6.5x, 4.0x to 5.0x, and 3.5x to 4.5x, respectively.

     This methodology yielded valuations for the Company that implied a per share equity value range of $13.21 to $17.44. Additionally, a control premium was applied to reflect potential additional per share value of owning a majority interest in the equity of the Company. This control premium was estimated to be 15%. This methodology yielded valuations for the Company that implied a per share equity value range of $15.19 to $20.06. The cash consideration of $19.00 per Share to be offered to the Company's stockholders in the Offer falls within this range.

     Because of the inherent differences between the corporate structure, businesses, operations and prospects of the Company and the corporate structure, businesses, operations and prospects of the companies included in the comparable company groups, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of the Company and the companies in the comparable company group that would affect the public trading values of the Company and such comparable companies.

     Comparable Transactions Analysis. Lehman Brothers reviewed certain publicly available information on selected transactions which were announced or took place from May 1998 to November 2000 including, but not limited to:

     - Calpine Corporation/TriGas Exploration Inc.

     - Apache Corporation/Fletcher Challenge Ltd.

     - Apache Corporation/Phillips Petroleum Company

     - Tom Brown, Inc./Stellarton Energy Corporation

     - Pogo Producing Company/North Central Oil Corp.

     - Stone Energy Corporation/Basin Exploration, Inc.

     - The Meridian Resource Corporation/Shell Oil Company

     - Forest Oil Corporation/Forcenergy Inc.

     - Chesapeake Energy Corporation/Gothic Energy Corporation

     - Devon Energy Corporation/Santa Fe Snyder Corporation

     - BP Amoco Corporation/Vastar Resources, Inc.

     - AEC Oil & Gas/McMurry Oil Company

     - Louis Dreyfus Natural Gas Corp./Costilla Energy, Inc.

     - Anadarko Petroleum Corporation/Union Pacific Resources Group Inc.

     - Prize Energy Corp./Vista Energy Resources, Inc.

     - St. Mary Land & Exploration Company/King Ranch Energy

     - Devon Energy Corporation/PennzEnergy Company

     - Cross Timbers Oil Company/Spring Holding Co.

     - Santa Fe Energy Resources, Inc./Snyder Oil Corporation

     - Ocean Energy, Inc./Seagull Energy Corporation

     - Kerr-McGee Corporation/Oryx Energy Company

     - Pogo Producing Company/Arch Petroleum, Inc.

     - Lomak Petroleum, Inc./Domain Energy Corporation

     - Atlantic Richfield Company/Union Texas Petroleum Holdings, Inc.

For each transaction, relevant transaction multiples were analyzed including: total purchase price (equity purchase price plus assumed obligations) divided by latest twelve month ("LTM") EBITDE; total purchase price divided by proved oil and natural gas reserves on an Mcfe basis; total purchase price divided by estimated current net production; and equity purchase price divided by the LTM discretionary cash flow. The appropriate LTM EBITDE multiple range was determined to be 7.5x to 8.5x. The appropriate proved reserve multiple range was determined to be $1.40 to $2.00 per Mcfe. The appropriate net daily production multiple range was determined to be $4.75 to $5.25 per MMcf/d. The appropriate LTM discretionary cash flow multiple range was determined to be 7.0x and 8.0x.

     This methodology yielded valuations for the Company that implied per share equity values ranging from $8.98 to $11.10. The consideration of $19.00 per Share to be offered to the Company's stockholders in the Offer exceeds the high end of this valuation range.

     Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the Company and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of each of these transactions and the transactions contemplated by the Merger Agreement involving the Company.

  E&P Transaction Premiums Analysis

     Lehman Brothers reviewed certain publicly available information related to selected exploration and production corporate transactions to calculate the amount of the premiums paid by the acquirers to the acquired company's stockholders. Transactions analyzed included, but were not limited to:

     - Tom Brown, Inc./Stellarton Energy Corporation

     - Amerada Hess/Lasmo

     - Stone Energy Corporation/Basin Exploration, Inc.

     - Devon Energy Corporation/Santa Fe Snyder Corporation

     - Anadarko Petroleum Corporation/Union Pacific Resources Group Inc.

     - Devon Energy Corporation/Pennzenergy Company

     - Santa Fe Energy Resources, Inc./Snyder Oil Corporation

     - Ocean Energy, Inc./Seagull Energy Corporation

     - Kerr-McGee Corporation/Oryx Energy Company

     - Pogo Producing Company/Arch Petroleum, Inc.

     - Atlantic Richfield Company/Union Texas Petroleum Holdings, Inc.

     - Ocean Energy, Inc./United Meridian Corporation

     - Chesapeake Energy Corporation/Hugoton Energy Corporation

     - Pioneer Natural Resources Company/Chauvco Resources, Ltd.

     - Texaco Inc./Monterey Resources, Inc.

     - Burlington Resources Inc./Louisiana Land & Exploration Company

     - Louis Dreyfus Natural Gas Corp./American Exploration Company

     - Parker & Parsley Petroleum Company/Mesa Inc.

Lehman Brothers calculated the premiums paid by the acquirer by comparing the per share purchase price in each transaction to the historical stock price of the acquired company as of one day, one week and one month prior to the announcement date. Lehman Brothers compared the premiums paid in the precedent transactions to the premium levels implied by the $19.00 cash consideration to be offered to the Company's stockholders in the Offer. The table below sets forth the summary results of the analysis:

                                                               PERCENTAGE PREMIUM TO THE
                                                              PRICE AS OF DAY(S) PRIOR TO
                                                               TRANSACTION ANNOUNCEMENT
                                                              ---------------------------
SELECTED TRANSACTIONS                                         1-DAY    1-WEEK    4-WEEKS
---------------------                                         ------   -------   --------
Mean........................................................   16.3%    19.3%      24.5%
Median......................................................   14.9%    17.6%      22.3%
PREMIUM TO BE RECEIVED BY THE COMPANY'S STOCKHOLDERS IN THE
  OFFER (PREMIUMS CALCULATED AS OF DECEMBER 19TH)...........   24.6%    34.5%      50.5%

     Additionally, Lehman Brothers advised the Board that the $19.00 offer was a premium of 9.4% to the Company's all-time closing high and 7.0% to the Company's all-time intra-day high.

     Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Lehman Brothers because of its expertise, reputation and familiarity with the Company and because its investment banking professionals have substantial experience in transactions comparable to those which are contemplated by the Merger Agreement involving the Company.

     Lehman Brothers has acted as financial advisor to the Company in connection with the transactions contemplated by the Merger Agreement and will receive a fee for its services which is contingent upon the consummation of the proposed transaction. In addition, the Company has agreed to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of its engagement.

     Lehman Brothers has also performed various investment banking services for Marathon and USX in the past and has received customary fees for such services. In the ordinary course of its business, Lehman Brothers actively trades in the securities of the Company and Marathon for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 9. EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

     *(a)(10) Letter to Stockholders of the Company, dated January 26, 2001.
---------------
* Included in materials delivered to stockholders of the Company.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PENNACO ENERGY, INC.

                                            By:      /s/ PAUL M. RADY
                                              ----------------------------------
                                              Name: Paul M. Rady
                                              Title:  Chairman of the Board,
                                                      President and Chief
                                                      Executive Officer

January 26, 2001

                               INDEX OF EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
       +*(a)(1)          -- Offer to Purchase, dated January 8, 2001.
       +*(a)(2)          -- Letter of Transmittal.
      ++*(a)(3)          -- Letter to stockholders of the Company, dated January 8,
                            2001.
         (a)(4)          -- Joint Press Release issued by the Company and Marathon on
                            December 22, 2000 (incorporated by reference to the
                            Company's Preliminary Communication on Schedule 14D-9-C
                            filed December 26, 2000).
        +(a)(5)          -- Form of Summary Advertisement, dated January 8, 2001.
      +++(a)(6)          -- Complaint filed by Harry Levy in the District Court, City and County of Denver, Colorado, on January 5, 2001.
      +++(a)(7)          -- Complaint filed by Richard Stearns in the District Court,
                            City and County of Denver, Colorado, on January 5, 2001.
      +++(a)(8)          -- Complaint filed by John Grillo in the Court of Chancery of the State of Delaware in and for New Castle County on
                            January 9, 2001, together with related Motion for
                            Preliminary Injunction and Motion for Expedited
                            Proceedings filed on January 10, 2001.
      +++(a)(9)          -- Complaint filed by Thomas Turberg in the Court of
                            Chancery of the State of Delaware in and for New Castle
                            County on January 9, 2001.
       *(a)(10)          -- Letter to stockholders of the Company, dated January 26,
                            2001.
         (e)(1)          -- Agreement and Plan of Merger, dated as of December 22,
                            2000, by and among the Company, the Purchaser and
                            Marathon (incorporated by reference to Exhibit 2.1 to the
                            Company's Current Report on Form 8-K filed December 27,
                            2000).
      ++*(e)(2)          -- Opinion of Lehman Brothers Inc., dated December 22, 2000
                            (included as Annex B).
       ++(e)(3)          -- First Amendment, effective as of November 15, 2000, to
                            the Employment Agreement dated July 2, 1998 between
                            Pennaco Energy, Inc. and Paul M. Rady.
       ++(e)(4)          -- First Amendment, effective as of November 15, 2000, to
                            the Employment Agreement dated July 2, 1998 between
                            Pennaco Energy, Inc. and Glen C. Warren, Jr.
       ++(e)(5)          -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Gregory V. Gibson.
       ++(e)(6)          -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Terrell A. Dobkins.
       ++(e)(7)          -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Brian A. Kuhn.
       ++(e)(8)          -- Form of Parachute Tax Agreement, effective as of November
                            15, 2000.
       ++(e)(9)          -- Form of Letter Agreement Re: Purchase of Stock Options.

---------------

  + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule
    TO, dated January 8, 2001, and incorporated herein by reference.

 ++ Filed with the Schedule 14D-9 on January 8, 2001.

+++ Filed as an exhibit to Amendment No. 1 to the Purchaser's Tender Offer
    Statement on Schedule TO, dated January 12, 2001, and incorporated herein by reference.

 *  Included in materials delivered to stockholders of the Company.